EXHIBIT 4.02

DESCRIPTION OF REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

As of December 31, 2019, Monarch Casino & Resort, Inc., Nevada corporation ("we," "our," or the
"Company"), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock (as defined below).

The general terms and provisions of our Common Stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our articles of incorporation ("Articles of Incorporation") and our bylaws ("Bylaws"), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.02 is a part. We encourage you to read our Articles of Incorporation, our Bylaws, and the applicable provisions of Nevada law for additional information.

Authorized Shares

Our authorized capital shares consist of 30,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 10,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock"). No shares of our authorized Preferred Stock have been issued or are currently outstanding. Pursuant to our Articles of Incorporation, our board of directors generally has the authority to designate, from time to time and without stockholder approval, Preferred Stock in one or more class or series, and to prescribe with respect to each such class or series the voting powers, if any, designations, preferences, and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions relating to such class or series.

Dividends

Subject to any preferential rights of any class or series of Preferred Stock, if any, holders of shares of our Common Stock are entitled to receive dividends on the stock out of assets legally available for distribution if, when and as declared by our board of directors. The declaration and payment of dividends on our Common Stock is a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors as our board of directors considers relevant. Payment of dividends on Common Stock may be restricted by applicable Nevada law, and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a cash dividend on our Common Stock. We currently intend to retain any future earnings to finance our operations and further expansion and growth of our business, including acquisitions.

Voting Rights

Holders of our Common Stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or as otherwise provided with respect to any class or series of Preferred Stock, the holders of our Common Stock possess all voting power of our stockholders. Holders of our Common Stock do not have cumulative voting rights.

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Liquidation Rights

Subject to any preferential rights of any class or series of Preferred Stock, if any, upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of shares of our Common Stock are entitled to share equally and ratably in the assets of the Company to be distributed among the holders of outstanding shares of our Common Stock.

No Conversion, Redemption, or Preemptive Rights

Holders of our Common Stock have no conversion, redemption or preemptive rights.

Consideration for Shares

The Common Stock authorized by the Articles of Incorporation may be issued from time to time for such consideration as is determined by our board of directors.

Miscellaneous

All outstanding shares of our Common Stock are fully paid and nonassessable.

Certain Anti-Takeover Effects of our Articles of Incorporation and Bylaws and Nevada Law

General. Certain provisions of our Articles of Incorporation and our Bylaws, and certain provisions of the Nevada Revised Statutes ("NRS") could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws and the applicable provisions of the NRS.

Classified Board.  As permitted by our Articles of Incorporation, our Bylaws provide that our board of directors is to be divided into two classes, resulting in our directors serving terms of two years. This provision may have the effect of delaying or discouraging an acquisition of us or a change in our management.

Advance Notice Requirements. Stockholders wishing to nominate persons for election to our board of directors at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in our Bylaws.

Special Meetings. Our Bylaws provide that special meetings of stockholders may only be called by the president, by the resolution of a majority of our board of directors, or within sixty days after the president or secretary receive a written request of the holders of a majority of the voting power of the stock entitled to vote.

Board Vacancies. Any vacancy on our board of directors may be filled by a majority vote of the remaining directors, even if less than a quorum. Any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders and when their successors are elected or appointed, at which the term of the class to which he or she has been elected expires, or until his or her earlier resignation or removal.

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No Stockholder Action by Written Consent. Our Articles of Incorporation and Bylaws prohibit stockholders from acting by written consent without a meeting.

Removal of Directors.  Subject to any rights of the holders of Preferred Stock, if any, and except as otherwise provided in the NRS, our Bylaws provide that any director may be removed from office at any time by the affirmative vote of the holders of not less than two-thirds of the voting power of our outstanding stock entitled to vote on such removal. NRS 78.335 generally requires the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove an incumbent director.

Undesignated Preferred Stock. The authorization of undesignated preferred stock in our Articles of Incorporation makes it possible for our board of directors to issue our Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company. In addition, Preferred Stock may rank prior to our Common Stock with respect to dividends rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, the issuance of shares of Preferred Stock could adversely affect the voting power of holders of our Common Stock.

Nevada Anti-Takeover Statutes. The Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada's "acquisition of controlling interest" statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These "control share" laws provide generally that any person that acquires a "controlling interest" in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a "controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply. In addition, our Articles of Incorporation expressly permit the redemption of "control shares" pursuant to NRS 78.3792. These laws and provisions may have a chilling effect on certain transactions if our Articles of Incorporation or Bylaws are not amended to provide that these provisions generally do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada's "combinations with interested stockholders" statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" of the corporation are prohibited for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes

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of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder". These laws generally apply to Nevada corporations with 200 or more stockholders of record. Our Articles of Incorporation expressly permit the redemption of control shares pursuant to NRS 78.3792.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

Gaming Provisions.  Nevada and Colorado gaming laws and regulations subject holders of our Common Stock to certain suitability requirements as described in our Annual Report on Form 10-K.

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